

Mail Stop 7010

May 30, 2007

via U.S. mail and facsimile

Mr. James E. Hines
Chief Financial Officer
EarthBlock Technologies, Inc.
2637 Erie Avenue, Suite 207
Cincinnati, OH 45208

> **RE: EarthBlock Technologies, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed May 9, 2007**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **Filed May 14, 2007**
> **File No. 000-31935**

Dear Mr. Hines:

We have reviewed your response letter dated May 10, 2007, to our letter dated April 30, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarterly Period ended March 31, 2007

Report of Independent Certified Public Accountants, page 3

1. Please request your independent registered public accountants to revise their report to include a paragraph to discuss the audited financial statements that have been included in your Form 10-QSB as well as disclose that they issued an unqualified opinion on these audited financial statements. In addition, please also

request your independent registered public accountants to revise their report to cover the inception to date period as well. Refer to paragraphs .38 and .39 of AU Section 722 for guidance. Please include the revised report in an amendment to your March 31, 2007 Form 10-QSB.

<u>Item 3. Evaluation of Disclosure Controls and Procedures, page 20</u>

2. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days of the filing date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please amend your March 31, 2007 Form 10-QSB to revise your disclosure accordingly.

3. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to state whether or not there were "any changes" that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Refer to Item 308(c) of Regulation S-B. Please amend your March 31, 2007 Form 10-QSB accordingly.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief